FUND ADMINISTRATION AGREEMENT

THIS AGREEMENT is made as of November 1, 2016, by and between Meehan Mutual Funds, Inc. (the “Company”), an Maryland corporation, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company .

WHEREAS, the Company is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Company desires that Ultimus provide certain administrative services for each series of the Company, listed on Schedule A attached hereto and made part of this Agreement, as such Schedule A may be amended from time to time (individually referred to herein as a “Fund” and collectively as the “Funds”); and

WHEREAS, Ultimus is willing to perform such services on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.	RETENTION OF ULTIMUS

The Company hereby retains Ultimus to act as the administrator of the Company on behalf of each Fund listed on Schedule A and to furnish the Company, on behalf of each such Fund, with the services as set forth below.  Ultimus hereby accepts such employment to perform such duties.

Ultimus shall provide the Company with regulatory reporting services; shall provide all necessary office space, equipment, personnel and facilities for handling the affairs of the Company; and shall provide such other services as the Company may request that Ultimus perform consistent with its obligations under this Agreement.  Without limiting the generality of the foregoing, Ultimus shall:

(a)	calculate Company expenses and administer all disbursements for the Company, and as appropriate compute the Company’s yields, total return, expense ratios and portfolio turnover rate;

(b)	prepare, in consultation with the Company’s counsel, and supervise the filing of annual updates to prospectuses, statements of additional information and registration statements;

(c)
prepare such reports, notice filing forms and other documents (including reports regarding the sale and redemption of shares of the Company as may be required in order to comply with federal and state securities law) as may be necessary or desirable to make notice filings relating to the Company’s shares with state securities authorities, monitor the sale of Company shares for compliance with state securities laws, and file with the appropriate state securities authorities compliance filings as may be necessary or convenient to enable the Company to make a continuous offering of its shares;

(d)
develop and prepare, with the assistance of the Company’s investment adviser(s), communications to shareholders, including the annual and semiannual reports to shareholders, coordinate the mailing of prospectuses, notices and other reports to Company shareholders;

(e)	administer contracts on behalf of the Company with, among others, the Company’s investment adviser(s), distributor, custodian, transfer agent and fund accountant;

(f)	calculate performance data of the Company;

(g)
assist the Company’s independent public accountants with the preparation and filing of the Company’s tax returns, and prepare and mail annual Form 1099, Form W-2P and Form 5498 to appropriate shareholders, with a copy to the Internal Revenue Service;

(h)
provide individuals reasonably acceptable to the Company’s Directors to serve as officers of the Company, who will be responsible for the management of certain of the Company’s affairs as determined by the Directors;

(i)	advise the Company and its Directors on matters concerning the Company and its affairs including making recommendations regarding dividends and distributions;

(j)
coordinate the acquisition of and maintain fidelity bonds and directors and officers/errors and omissions insurance policies for the Company in accordance with the requirements of the 1940 Act and as such bonds and policies are approved by the Directors;

(k)	monitor and advise the Company and its Funds on their registered investment company status under the Internal Revenue Code of 1986, as amended (the “Code”);

(l)
assist the Company, each Fund’s investment adviser(s) and the Company’s Chief Compliance Officer in monitoring the Company and its Funds for compliance with applicable limitations as imposed by the 1940 Act and the rules and regulations thereunder or set forth in the Company’s or any Fund’s then current Prospectus or Statement of Additional Information;

(m)	coordinate meetings of and prepare materials for the quarterly meetings of the Directors;

(n)
cooperate with, and take all reasonable actions in the performance of its duties under this Agreement, to ensure that all necessary information is made available to, the Company’s independent public accountants in connection with the preparation of any audit or report requested by the Company;

(o)
cooperate with, and take all reasonable actions in the performance of its duties under this Agreement, to ensure that the necessary information is made available to the Securities and Exchange Commission (the “SEC”) or any other regulatory authority in connection with any regulatory audit of the Company or any Fund;

(p)
perform all reasonable and customary administrative services and functions of the Company to the extent such administrative services and functions are not provided to the Company by other agents of the Company;

(q)	prepare and file with the SEC (i) the reports for the Company on Forms N-CSR, N-Q and N-SAR, (ii) Form N-PX, and (iii) all required notices pursuant to Rule 24f-2 under the 1940 Act; and

(r)	furnish advice and recommendations with respect to other aspects of the business and affairs of the Company as the Company and Ultimus shall determine desirable.

2.	SUBCONTRACTING

Ultimus may, at its expense, and upon written approval by the Company, subcontract with any entity or person concerning the provision of the services contemplated hereunder; provided, however, that Ultimus shall not be relieved of any of its obligations under this Agreement by the appointment of such subcontractor and provided further, that Ultimus shall be responsible, to the extent provided in Section 7 hereof, for all acts of such subcontractor as if such acts were its own.

3.	ALLOCATION OF CHARGES AND EXPENSES

Ultimus shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement.  Ultimus shall also pay all compensation, if any, of officers of the Company who are affiliated persons of Ultimus, except when such person is serving as the Company’s chief compliance officer.

The Company, on behalf of each Fund, assumes and shall pay or cause to be paid all other expenses of the Company or a Fund not otherwise allocated herein, including, without limitation, organization costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy statements and related materials, all expenses incurred in connection with issuing and redeeming shares, the costs of custodial services, the cost of initial and ongoing registration and/or qualification of the shares under federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of Ultimus or the investment adviser(s) to the Company, insurance premiums, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of investment advisers to the Company.

4.	COMPENSATION OF ULTIMUS

For the services to be rendered, the facilities furnished and the expenses assumed by Ultimus pursuant to this Agreement, the Company , on behalf of each Fund, shall pay to Ultimus compensation at an annual rate specified in Schedule B attached hereto, as such Schedule may be amended from time to time.  Such compensation shall be calculated and accrued daily, and paid to Ultimus monthly.  The Company shall also reimburse Ultimus for its reasonable out-of-pocket expenses, including but not limited to the travel and lodging expenses incurred by officers and employees of Ultimus in connection with attendance at meetings of the Company’s Board of Directors (the “Board”).

If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, Ultimus’ compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above.  Payment of Ultimus’ compensation for the preceding month shall be made promptly.

5.	EFFECTIVE DATE

This Agreement shall become effective as of the date first written above with respect to each Fund in existence on such date (or, if a particular Fund is not in existence on that date, on the date such Fund commences operation) (the “Effective Date”).

6.	TERM OF THIS AGREEMENT

6.1.
The term of this Agreement shall continue in effect, unless earlier terminated by either party hereto as provided hereunder, for a period of one year from the date first written above.  Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods.

6.2.
Termination For Cause. This Agreement may be terminated with respect to any Fund without penalty for “cause” (as defined herein) upon the provision of 30 days’ advance written notice by the party alleging cause.

For purposes of this Agreement, “cause” shall mean: (i) a material breach of this Agreement that has not been remedied within 30 days following written notice of such breach from the non-breaching party, (ii) a series of negligent acts or omissions or breaches of this Agreement which, in the aggregate, constitute in the reasonable judgment of the Company, a serious failure to perform satisfactorily Ultimus’ obligations hereunder; (iii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iv) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or the modification or alteration of the rights of creditors.

6.3.
Reorganization into Ultimus Managers Trust. This Agreement will automatically be terminated without penalty, with respect to any Fund, upon that Fund’s reorganization into a series of Ultimus Managers Trust.

6.4.
End-of-Term Termination. A party can terminate this Agreement at the end of the Initial Term or a Renewal Term by providing written notice of termination to the other party at least 90 days prior to the end of the Initial Term or then-current Renewal Term.

6.5.
Notwithstanding the foregoing, after such termination for so long as Ultimus, with the written consent of the Company, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect.  Compensation due Ultimus and unpaid by the Company upon such termination shall be immediately due and payable upon and notwithstanding such termination.  Following any such termination, Ultimus agrees to cooperate with any reasonable request of the Company to effect a prompt transition to a new administrative service provider selected by the Company.  Ultimus shall be entitled to collect from the Company, in addition to the compensation described in Schedule B, the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such termination, including without limitation, the delivery to the Company and/or its designees of the Company’s property, records, instruments and documents.

6.6.
No Waiver. Failure by either party to terminate this Agreement for a particular cause shall not constitute a waiver of its right to subsequently terminate this Agreement for the same or any other cause.

7.	STANDARD OF CARE

The duties of Ultimus shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Ultimus hereunder.  Ultimus shall use its best efforts in the performance of its duties hereunder and act in good faith in performing the services provided for under this Agreement.  Ultimus shall be liable for any damages arising directly or indirectly out of Ultimus’ failure to perform its duties under this Agreement to the extent such damages arise directly or indirectly out of Ultimus’ willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.  (As used in this Section 7, the term “Ultimus” shall include directors, officers, employees and other agents of Ultimus as well as Ultimus itself.)

Without limiting the generality of the foregoing or any other provision of this Agreement, (i) Ultimus shall not be liable for losses beyond its reasonable control, provided that Ultimus has acted in accordance with the standard of care set forth above; and (ii) Ultimus shall not be liable for the validity or invalidity or authority or lack thereof of any instruction, notice or other instrument that Ultimus reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Company or any Fund (other than an employee or other affiliated persons of Ultimus who may otherwise be named as an authorized representative of the Company for certain purposes).

Ultimus may apply to the Company at any time for instructions and may consult with counsel for the Company, counsel for the Company’s independent directors, and with accountants and other experts with respect to any matter arising in connection with Ultimus’ duties hereunder, and Ultimus shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the reasonable opinion of such counsel, accountants or other experts qualified to render such opinion.

8.	INDEMNIFICATION OF COMPANY

Ultimus agrees to indemnify and hold harmless the Company, and each person who has been, is or may hereafter be a Director or officer of the Company, from and against any and all actions, suits, claims, losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) (collectively, “Losses”) arising directly or indirectly out of the failure of Ultimus, or its directors, officers or employees, to exercise the standard of care set forth with respect to its services under this Agreement; provided, however that Ultimus shall have no obligation to indemnify or reimburse the Company or any Fund under this Section 8 to the extent that the Company or Fund is entitled to reimbursement or indemnification for such Losses under any liability insurance policy described in this Agreement or otherwise.

The Company or a Fund shall not be indemnified against or held harmless from any Losses arising directly or indirectly out of the Company’s or the Fund’s own willful misfeasance, bad faith, or gross negligence.  The provisions of this paragraph 8 shall survive termination of this Agreement.

9.	INDEMNIFICATION OF ULTIMUS

The Company, on behalf of each Fund, agrees to indemnify and hold harmless Ultimus from and against any and all Losses arising directly or indirectly out of any action or omission to act which Ultimus takes (i) at any request or on the direction of or in reliance on the reasonable advice of the Company or any Fund, (ii) upon any instruction, notice or other instrument that Ultimus reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Company or any Fund (other than an employee or other affiliated person of Ultimus who may otherwise be named as an authorized representative of the Company for certain purposes) or (iii) on its own initiative, in good faith and in accordance with the standard of care set forth herein, in connection with the performance of its duties or obligations hereunder; provided, however that the Company shall have no obligation to indemnify or reimburse Ultimus under this Section 9 to the extent that Ultimus is entitled to reimbursement or indemnification for such Losses under any liability insurance policy described in this Agreement or otherwise.

Ultimus shall not be indemnified against or held harmless from any Losses arising directly or indirectly out of Ultimus’ own willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder. (As used in this Section 9, the term “Ultimus” shall include directors, officers, employees and other agents of Ultimus as well as Ultimus itself.)  The provisions of this paragraph 9 shall survive termination of this Agreement.

10.	RECORD RETENTION AND CONFIDENTIALITY

Ultimus shall keep and maintain on behalf of the Company all books and records which the Company and Ultimus is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31a-1 and 31a-2 under the 1940 Act, relating to the maintenance of books and records in connection with the services to be provided hereunder.  Ultimus further agrees that all such books and records shall be the property of the Company, and agrees to surrender the records of the Company upon request, and to make such books and records available for inspection by the Company or by the SEC at reasonable times and otherwise to keep confidential all books and records and other information relative to the Company and its shareholders; except when requested to divulge such information by duly-constituted authorities or court process.  If Ultimus is requested or required to disclose any confidential information supplied to it by the Company, Ultimus shall, unless prohibited by law, promptly notify the Company of such request(s) so that the Company may seek an appropriate protective order.

Nonpublic personal shareholder information shall remain the sole property of the Company.  Such information shall not be disclosed or used for any purpose except in connection with the performance of the duties and responsibilities described herein or as required or permitted by law.  The provisions of this Section shall survive the termination of this Agreement.  The parties agree to comply with any and all regulations promulgated by the SEC or other applicable laws regarding the confidentiality of shareholder information.

11.	FORCE MAJEURE

Ultimus assumes no responsibility hereunder, and shall not be liable, for any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control, including acts of civil or military authority, national emergencies, fire, flood, catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

12.	RIGHTS OF OWNERSHIP; RETURN OF RECORDS

All records and other data except computer programs and procedures developed to perform services required to be provided by Ultimus are the exclusive property of the Company and all such records and data will be furnished to the Company in appropriate form as soon as practicable after termination of this Agreement for any reason.  Ultimus may at its option at any time, and shall promptly upon the Company's demand, turn over to the Company and cease to retain Ultimus’ files, records and documents created and maintained by Ultimus pursuant to this Agreement which are no longer needed by Ultimus in the performance of its services or for its legal protection.  If not so turned over to the Company, such documents and records will be retained by Ultimus for six years from the year of creation. At the end of such six-year period, such records and documents will be turned over to the Company unless the Company authorizes in writing the destruction of such records and documents.

13.	REPRESENTATIONS OF THE COMPANY

The Company certifies to Ultimus that:  (1) as of the close of business on the Effective Date, each Fund that is in existence as of the Effective Date has authorized unlimited shares, and (2) this Agreement has been duly authorized by the Company and, when executed and delivered by the Company and Ultimus, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

14.	REPRESENTATIONS OF ULTIMUS

Ultimus represents and warrants that:  (1) it will maintain a disaster recovery plan and procedures including provisions for emergency use of electronic data processing equipment, which is reasonable in light of the services to be provided, and it will, at no additional expense to the Company, take reasonable steps to minimize service interruptions (Ultimus shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided it maintains such plans and procedures); (2) this Agreement has been duly authorized by Ultimus and, when executed and delivered by Ultimus and the Company, will constitute a legal, valid and binding obligation of Ultimus, enforceable against Ultimus in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; (3) it is duly registered with the appropriate regulatory agency as a transfer agent and such registration will remain in full force and effect for the duration of this Agreement; and (4) it has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

15.	INSURANCE

Ultimus agrees to maintain throughout the term of this Agreement professional liability insurance coverage of the type and amount reasonably customary for the services provided hereunder.  Upon request, Ultimus shall furnish the Company with pertinent information concerning the professional liability insurance coverage that it maintains.  Such information shall include the identity of the insurance carrier(s), coverage levels and deductible amounts.  Ultimus shall notify the Company should any of its insurance coverage be canceled or reduced.  Such notification shall include the date of change and the reasons therefor.  Ultimus shall notify the Company of any material claims against it with respect to services performed under this Agreement, whether or not they may be covered by insurance, and shall notify the Company from time to time as may be appropriate of the total outstanding claims made by Ultimus under its insurance coverage.

16.	INFORMATION TO BE FURNISHED BY THE COMPANY

The Company has furnished to Ultimus the following:

(a)	Copies of the Agreement and Articles of Incorporation (the “Articles”) and of any amendments thereto, certified by the proper official of the state in which such document has been filed.

(b)	Copies of the following documents:

(1)	The Company’s Bylaws and any amendments thereto; and

(2)
Certified copies of resolutions of the Directors covering the approval of this Agreement, authorization of a specified officer of the Company to execute and deliver this Agreement and authorization for specified officers of the Company to instruct Ultimus thereunder.

(c)	A list of all the officers of the Company, together with specimen signatures of those officers who are authorized to instruct Ultimus in all matters.

(d)	Copies of the Prospectus and Statement of Additional Information for each Fund.

17.	AMENDMENTS TO AGREEMENT

This Agreement or any term thereof, may be changed or waived only by written amendment signed by the party against whom enforcement of such change or waiver is sought.

For special cases, the parties hereto may amend such procedures set forth herein as may be appropriate or practical under the circumstances, and Ultimus may conclusively assume that any special procedure which has been approved by the Company does not conflict with or violate any requirements of its Articles or then current prospectuses, or any rule, regulation or requirement of any regulatory body.

18.	COMPLIANCE WITH LAW

Except for the obligations of Ultimus otherwise set forth herein, the Company assumes full responsibility for the preparation, contents and distribution of each prospectus of the Company as to compliance with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the 1940 Act and any other laws, rules and regulations of governmental authorities having jurisdiction.  The Company represents and warrants that no shares of the Company will be offered to the public until the Company's registration statement under the Securities Act and the 1940 Act has been declared or becomes effective.

19.	NOTICES

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice, at the following address: if to the Company, at 7250 Woodmont Avenue, Suite 315, Bethesda, MD 20814, Attn: Paul P. Meehan; and if to Ultimus, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attn: Director of Fund Administration; or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

20.	ASSIGNMENT

This Agreement and the rights and duties hereunder shall not be assignable by either of the parties hereto except by the specific written consent of the other party; provided however, that the terms and provisions of this Agreement shall become automatically applicable to any investment company which is the successor to the Company as a result of reorganization, recapitalization or change of domicile, unless the contract has otherwise been terminated in accordance with Section 6 of this Agreement, and that Ultimus may, to the extent permitted by law, in its sole discretion and upon prior notice to the Company, assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

21.	GOVERNING LAW

This Agreement shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act.  To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

22.	LIMITATION OF LIABILITY

A copy of the Company’s Articles of Incorporation is on file with the Secretary of the State of Maryland, and notice is hereby given that this instrument is executed on behalf of the Company and not the Directors individually and that the obligations of this instrument are not binding upon any of the Directors, officers or shareholders individually but are binding only upon the assets and property of the Company (or if the matter relates only to a particular Fund, that Fund), and Ultimus shall look only to the assets of the Company (or the particular Fund) for the satisfaction of such obligations.  Not in limitation of the foregoing, to the extent that Ultimus is engaged to provide services hereunder attributable only to a particular Fund or group of Funds, Ultimus shall look only to the assets of that particular Fund or Funds, as applicable, to satisfy any liability arising in connection therewith, and no other Fund shall incur any liability or obligation in connection therewith.

23.	MULTIPLE ORIGINALS

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

	Meehan Mutual Funds, Inc.		Ultimus Fund Solutions, LLC

By:	/s/ Paul P. Meehan	By:	/s/ Robert G. Dorsey
Name:	Paul P. Meehan	Name:	Robert G. Dorsey
Title:	Vice President	Title:	Managing Director

SCHEDULE A
Dated November 1, 2016
to the
ADMINISTRATION AGREEMENT
between
MEEHAN MUTUAL FUNDS, INC.
and
ULTIMUS FUND SOLUTIONS, LLC

FUND PORTFOLIOS

Meehan Focus Fund

SCHEDULE B
Dated November 1, 2016
to the
ADMINISTRATION AGREEMENT
between
MEEHAN MUTUAL FUNDS, INC.
and
ULTIMUS FUND SOLUTIONS, LLC

FEES AND EXPENSES

1.	FEES

1.1.
Pursuant to Section 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Company will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Fund as follows:

Average Daily Net Assets	Administration Fee
Up to $100 million	0.100%
$100 million to $250 million	0.075%
In excess of $250 million	0.050%

The fee will be subject to a monthly minimum of $2,500 with respect to each Fund. The above monthly minimum fee will be discounted during the first year to $2,000 and during the second year to $2,250 with respect to each Fund.

1.2.
The Fees are computed daily and payable monthly, along with any out-of-pocket expenses. The Company or Fund agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period.  Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Company’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	OUT-OF-POCKET EXPENSES
In addition to the above fees, the Company will reimburse Ultimus for certain out-of-pocket expenses incurred on the Fund’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Company (or, with respect to a Fund, its investment adviser).  The Company will be responsible for its normal operating expenses, such as federal and state filing fees, EDGARizing fees, insurance premiums, typesetting and printing of the Company’s public documents, and fees and expenses of the Company’s other vendors and providers.

3.	AMENDMENT

The parties may only amend this Schedule by written amendment signed by both parties.

Signatures are located on the next page.

This Schedule B dated November 1, 2016.

	Meehan Mutual Funds, Inc.		Ultimus Fund Solutions, LLC

By:	/s/ Paul P. Meehan	By:	/s/ Robert G. Dorsey
Name:	Paul P. Meehan	Name:	Robert G. Dorsey
Title:	Vice President	Title:	Managing Director